SAMSUNG
ELECTRONICS

03 AUG 29 7:21

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

03029659

August 27, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

SAMSUNG

August 27, 2003

Investment in Next Generation LCD Production Line

▫ **Details**

- The planned investment totals KRW 337 Billion in constructing the framework of the FAB building as well as other office buildings and utilities.
- The production line will be located in the Tangjeong complex in Asan. (total floor area of 96,000 pyeongs)

▫ **Purpose**

- With more digital television services available, SEC must build an efficient production line to meet surging LCD TV set demand.
- SEC will first begin construction of the framework to prepare for an opportune market entry.